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Filed by DMC Stratex Networks, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Western Multiplex Corporation
Commission File No. 000-30993

Laura Graves, (408) 944-1817, investor_relations@dmcwave.com

FOR IMMEDIATE RELEASE

STRATEX NETWORKS RESPONDS TO
WESTERN MULTIPLEX DECISION NOT TO ACCEPT PROPOSAL

SAN JOSE, CA., March 6, 2002—DMC Stratex Networks, Inc. (NASDAQ: STXN), one of the world's foremost solutions providers for mobile applications and broadband wireless access, confirmed today that the Board of Directors of wireless equipment maker Western Multiplex Corporation (NASDAQ: WMUX) had announced a decision not to pursue the strategic combination proposed by Stratex Networks whereby shareholders of Western Multiplex would receive 0.5215 shares of Stratex Networks in exchange for each outstanding share of Western Multiplex. The offer was made at a significant premium to Western Multiplex's current transaction with Proxim, Inc.

Commenting on this development, Charles D. Kissner, Chairman and CEO of Stratex Networks said, "Ours is a highly compelling offer delivering substantial short and long term value to the stockholders of Western Multiplex. It would bring together companies with complementary products, markets, customers and channels. We are surprised that the Board of Directors of Western Multiplex has not recognized the merits of our offer."

"We will carefully study our options regarding the proposed combination and urge the Board of Directors of Western Multiplex to reconsider its initial reaction," continues Kissner. "Stratex Networks continues to make excellent progress on its principal business strategies. We will also continue to evaluate other potential business opportunities that add to and leverage our core business."

This press release contains statements that qualify as "forward-looking statements" under the Private Securities Litigation Reform Act of 1995, including statements made by Stratex Networks relating to the progress on its principal business strategies, Western Multiplex, strategic benefits of the transaction, anticipated market growth, anticipated benefits of such a transaction, our future business and the wireless industry, in general. Actual results may differ materially from our forward-looking statements, due to a variety of risks and uncertainties, including the risk that if a proposal from Stratex Networks is ultimately accepted by the Board of Directors of Western Multiplex Corporation, that anticipated synergies are not realized, that the two companies' operations and personnel are not successfully integrated and that key personnel are not retained, as well as risks and uncertainties described under the heading "Factors That May Affect Future Financial Results" in Stratex Networks' Quarterly Report on Form 10-Q for the quarter ended December 31, 2001, as filed with the SEC on February 13, 2002. We also refer you to the risks and uncertainties described under the heading "Factors That May Affect Future Financial Results" in Western Multiplex Corporation's Annual Report on Form 10-K as filed on February 25, 2002.

If a proposal from Stratex Networks is ultimately accepted by Western Multiplex's Board of Directors, Stratex Networks will file with the SEC a registration statement on Form S-4 that will include a proxy statement/prospectus that will be mailed to Stratex Networks and Western Multiplex stockholders. The registration statement and the proxy statement/prospectus will contain important information about Stratex Networks, Western Multiplex, the merger, and related matters. Investors and security holders are urged to read the registration statement and the proxy statement/prospectus when they become available because they will contain important information. Investors and security holders will be able to obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. In addition to the registration statement and the proxy statement/prospectus, Stratex Networks and Western Multiplex file annual, quarterly, and special reports, proxy statements, and other information with the Securities and Exchange Commission. You may read and copy any reports, statements, and other information filed by Stratex Networks and Western Multiplex at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, New York, and Chicago, Illinois. Please call the Commission at 800/SEC-0330 for further information on public reference rooms. Stratex Networks' and Western Multiplex's filings with the Commission are also available to the public from commercial document-retrieval services and the web site maintained by the Commission at http://www.sec.gov. The registration statement and proxy statement/prospectus and these other documents may also be obtained for free from the parties.

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STRATEX NETWORKS RESPONDS TO WESTERN MULTIPLEX DECISION NOT TO ACCEPT PROPOSAL